FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number:    001-16125

Advanced Semiconductor Engineering, Inc.
(Exact name of Registrant as specified in its charter)

26 Chin Third Road
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: October 30, 2003	By:	/s/ Joseph Tung
Name: Title:	Joseph Tung Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:

ASE, Inc.	Joseph Tung, CFO / Vice President
Freddie Liu, Assistant Vice President
Room 1901, No. 333, Section 1
Keelung Road, Taipei, Taiwan, 110	ir@aseglobal.com

Tel: + 886-2-8780-5489	http://www.aseglobal.com
Fax: + 886-2-2757-6121

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS CONSOLIDATED
YEAR 2003 THIRD-QUARTER FINANCIAL RESULTS

Taipei, Taiwan, R.O.C., October 30th, 2003 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, ASE”, or the “Company”), one of the world’s largest independent providers of semiconductor packaging and testing services, today reported unaudited consolidated net revenues1 of NT$14,525 million for the third quarter of 2003 (3Q03), up 22% from the year ago period and up 14% sequentially. Net income for the quarter totaled NT$583 million, representing earnings per share of NT$0.16, or US$0.024 per ADS.

For the first nine months of 2003, the Company’s revenues were NT$38,882 million, up 19% compared to the same period of 2003. Net income was NT$595 million, compared to NT$158 million in the first nine months of 2002. EPS was NT$0.17, or US$0.025 per ADS.

“Our consolidated revenues reached NT$14.5 billion for the third quarter of 2003, which is record quarterly revenues for ASE Group,” commented Mr. Jason Chang, Chairman of ASE. “We have witnessed significant increase in chip volumes in our operations from customers in all three end markets, namely consumer, computer and communication. The strongest growth came from our customers who require leading edge capacity to support their new products, especially in the communication and computer sectors.”

“As a result of our investment in research and development, as well as in leading edge packaging and testing capacity, we are now in a very favorable position to become a true leader in the industry. We have aligned and timed our capital expenditures with industry demand. Although we have pursued an aggressive expansion plan in the last few quarters, we are still able to increase the overall utilization rate every quarter and consequently improve our margin. The pricing environment remains stable, mainly due to limited supply of leading edge backend capacity.”

“In addition to ramping up packaging and testing volumes, we also made significant improvement in our substrate operations. Revenues from our substrate operations grew more than 100% versus the same quarter in 2002, and our substrate division also began to contribute profit to the group. The importance of internal substrate supply cannot be over emphasized. The demand generated from accelerated migration from traditional leaded-base packages to laminate-based technology far exceed existing supply. Going forward, the growth and profitability of any packaging company shall be contingent upon stable supply of substrate. In view of increasing demand for substrate, on October 28, 2003, we formed a joint venture with Compeq, a leader in PCB and substrate manufacturing. Through this joint venture, ASE will have access to Compeq’s

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with generally accepted accounting principles in the Republic of China, or ROC GAAP. Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and review by independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results for any future period.

1	October 30, 2003

Advanced Semiconductor Engineering, Inc.

existing substrate capacity, whereas Compeq will be able to leverage on ASE’s existing customer base. We see great synergy between the two companies.”

“Meanwhile, in our constant effort to streamline our operations, we also announced the merger of ASE (Chung-li) Inc. and ASE Material Inc. with ASE. Through this merger, we intend to further consolidate our group resources to fully capitalize on our economies of scale and, at the same time, simplify our organizational structure to provide even better transparency to our investors and customers.”

RESULTS OF OPERATIONS

  Net revenues amounted to NT$14,525 million, up 22% from 3Q02 and up 14% sequentially. The revenue contribution can be broken down into NT$11,420 million from packaging operations, NT$3,066 million from testing operations, and NT$39 million from other revenues.
  Costs of revenues were NT$11,742 million, representing an increase of 18% compared to 3Q02 and an increase of 9% compared to 2Q03.
-	As a percentage of net revenues, cost of revenues was 81% in 3Q03 and down from 84% compared with 3Q02. Sequentially, cost of revenues decreased from 85% in 2Q03
-	Depreciation expense totaled NT$2,989 million during the quarter, an increase of 4% compared to 3Q02 and an increase of 2% sequentially, due to increased capital expenditures. As a percentage of net revenues, depreciation expense was 21% during the quarter, down from 24% in 3Q02 and 23% in 2Q03, primarily due to higher equipment utilization.
  Gross profit for the quarter was NT$2,783 million, increased 48% year-on-year and increased 41% sequentially. Gross margin during the quarter was 19%, up from 16% in 3Q02 and up from 15% in 2Q03.
  Total operating expenses were NT$1,957 million, including NT$601 million in research and development expense. Selling, general and administrative expense totaled NT$1,356 million, which included goodwill amortization related to past acquisition of consolidated entities of NT$204 million.
  We recorded net non-operating expenses of NT$489 million in 3Q03, compared with NT$492 million in 3Q02 and NT$298 million in 2Q03.
-	Net interest expense for the quarter was NT $299 million, down from NT$386 million in 3Q02 and up from interest revenues of NT$153 million in 2Q03. The interest revenues in 2Q03 was primarily due to long-term bond investment recognized from the redemption of the convertible bonds issued by ASE Test Limited.
-	We recorded a foreign exchange loss of NT$155 million as a result of the appreciation of Japanese Yen against NT dollars, which has a negative impact on our Japanese Yen payables and loans.
-	Loss on long-term investment was NT$ 42 million, consisting of NT$ 13 million of net investment gain from minority-owned affiliates, and NT$ 55 million of goodwill amortization related to such minority-owned affiliates. The net investment gain from minority-owned affiliates included NT$ 41 million of investment income from Universal Scientific Industrial Co. ("USI"), partly offset by NT$ 13 million of loss from Hung Ching Construction and NT$ 15 million of loss from other invested companies.
  Income before tax was NT$337 million. We recognized an income tax benefit of NT$235 million during the quarter. Minority interest adjustment for the quarter amounted to NT$11 million.
  In 3Q03, net income amounted to NT$583 million, compared with NT$315 million for 3Q02 and NT$360 million for 2Q03.
  Our total shares outstanding at the end of the quarter were 3,579,914,106. Our earnings per share for the third quarter of 2003 was NT$0.16, or US$0.024 per ADS, based on 3,618,106,912 weighted average number of shares outstanding during the third quarter. For the first nine months of 2003, our earnings per share were NT$0.17, or US$0.025 per ADS.

LIQUITY AND CAPITAL RESOURCES

  Capital expenditures in Q 303 totaled US$78 million. The breakdown of such capital

2	October 30, 2003

Advanced Semiconductor Engineering, Inc.
  expenditures by operations is as follows: US$38 million for packaging operations, US$36 million for testing operations and US$4 million for interconnect materials.
  EBITDA for the quarter totaled NT$4,139million, up 15% from NT$3,597 million in the year-ago quarter and up 13% from previous quarter primarily as a result of higher revenues during the quarter.
  At the end of 3Q03, we had cash on hand plus short-term investment of NT$16,966 million, as compared with NT$14,616 million at the end of 2Q03.
  As of September 30, 2003, we had total bank debt of NT$47,422 million, consisting of NT$6,536 million of revolving working capital loan, NT$3,839 million of current portion of long-term debt, NT$30,291 million of long-term debt and NT$6,756 million long-term bonds payable. Total unused banking facilities amounted to NT$10,509 million.
  Total number of employees reached 22,593 as of September 30, 2003.

BUSINESS REVIEW

Packaging Services

  Revenues generated from our packaging operations were NT$11,420 million during the quarter, up 24% year-over-year and up 14% sequentially. The revenue growth was primarily due to the increase in packaging volume. The average selling price of our packaging services remained stable compared with previous quarter.
  Revenues from flip chip packages accounted for 7% of total packaging revenues.
  Revenues from BGA and other substrate-based packages (including flip chip BGA) comprised 54% of total packaging revenues during the quarter, compared with 53% in 3Q02 and 50% in the previous quarter. The sequential increase in BGA revenues was due primarily to the higher volume of certain communication and computer devices that predominantly use substrate-based packages.
  Advanced lead frame based packages, including QFP, TQFP and LQFP, accounted for 25% of total packaging revenues, down from 27% in a year ago quarter and also 26% in the previous quarter.
  Gross margin of packaging operations was 18%, up from 17% in a year ago quarter and up from 14% in the previous quarter.
  Capital expenditure on the packaging operations amounted to US$38 million, of which US$20 million was for wirebonding packaging capacity, and US$18 million was for wafer bumping and flip chip packaging equipment.
  As of September 30, 2003, there were 4,808 wirebonders in operation, 76% of which were capable of performing fine pitch wirebonding services. A total of 175 wirebonders were added during the third quarter of 2003.

Testing Services

  Revenues generated from our testing operations were NT$3,066 million, up 15% year-over-year and up 11% sequentially.
  Of the total testing revenues, 78% was contributed by our final test operations, 18% by wafer sort operations, and 4% by engineering test operations.
  Growth in testing revenues came largely from volume increase compared to previous quarter, whereas ASP remained flat during the quarter.
  Gross margin of our test operations was 25%, compared with 11% in the third quarter of 2002 and up from 19% in the second quarter of 2003.
  Capital spending on the testing operations amounted to US$36 million.
  As of September 30, 2003, we operated a total of 1,145 testers, including 69 testers added during the quarter.

Interconnect Materials

  ASE Materials recorded revenues of NT$1,464 million for the quarter, up 102% year-over-year and up 29% sequentially. In the third quarter of 2003, ASE Material supplied
3	October 30, 2003

Advanced Semiconductor Engineering, Inc.

60% (by value) of our total PBGA substrate requirements. Substantially all of ASE Material’s revenues derived from inter-company sales and are not reflected in ASE’s consolidated revenues.

Customers

  Our five largest customers together accounted for approximately 36% of its net revenues in 3Q03, compared with 41% in 3Q02 and 34% in 2Q03. No single customer accounted for more than 10% of our total revenues.
  Our top 10 customers contributed 53% of its revenues during the quarter, compared with 56% in 3Q02 and 51% in 2Q03.
  Our customers that are integrated device manufacturers, or IDMs, accounted for 48% of our revenues in 3Q03, compared with 54% in 3Q02 and 51% in 2Q03.

Quarterly Highlights

  ASE marks volume production milestone on Wafer Level Packaging technology.
  ASE hosts annual Technology Forum on Packaging and Test in Taiwan.
  ISE Labs Singapore renaming to ASE Singapore.
  ASE completed a 5-year, NT$7 billion syndication bank loan in September. This facility will be used to refinance the NT$6 billion syndicated bank loan due in December 2004.
  In September 2003, we issued US$200 million aggregate principal amount of zero coupon convertible bonds due 2008, and the net proceeds to us from this offering after deducting underwriting discount and commissions and offering expenses were approximately US$196.5 million. We intend to use the net proceeds for repayment of bank borrowings.

About ASE Inc.

ASE Inc. is one of the world's largest independent providers of semiconductor packaging services and, together with its subsidiary ASE Test Limited (Nasdaq: ASTSF), one of the world's largest independent providers of semiconductor testing services, including front-end engineering testing, wafer probing and final testing services. The Company’s international customer base of more than 200 customers include such leading names as Advanced Micro Devices, Inc., Cirrus Logic International Ltd., IBM Corporation, LSI Logic Corporation, Motorola, Inc., Qualcomm Incorporated and VIA Technology. With advanced technological capabilities and a global presence spanning Taiwan, Korea, Hong Kong, Singapore, Malaysia and the United States, ASE Inc. has established a reputation for reliable, high quality products and services. For more information, visit the website http://www.aseglobal.com

Safe Harbor Notice

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance these forward-looking statements, which apply only as of the date of this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with the highly competitive nature of the semiconductor industry, our ability to introduce new packaging and testing technologies in order to remain competitive, our ability to successfully integrate future acquisitions, risks associated with international business activities, our business strategy, general economic and political conditions, possible disruptions in commercial activities caused by natural disasters or industrial accidents, our future expansion plans and capital expenditures, and fluctuations in foreign currency exchange rates. For a discussion of these risks and other factors, please see the documents we file from time to time

4	October 30, 2003

Advanced Semiconductor Engineering, Inc.

with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on June 30, 2003.

##

5	October 30, 2003

Supplemental Financial Information

Consolidated Operations

Amounts in NT$ Millions	3Q/03	2Q/03	3Q/02
Net Revenues Revenues by End Application	14,525	12,773	11,861

Communication	32%	36%	35%
Computer	39%	34%	34%
Automotive and Consumers	29%	29%	30%
Others	0%	1%	1%
Revenues by Region
North America	57%	64%	59%
Europe	9%	8%	7%
Taiwan	30%	24%	24%
Japan	2%	2%	2%
Other Asia	2%	2%	8%

Packaging Services

Amounts in NT$ Millions	3Q/03	2Q/03	3Q/02
Net Revenues Revenues by End Application	11,420	9,987	9,206

Communication	31%	36%	34%
Computer	42%	37%	37%
Automotive and Consumers	27%	26%	29%
Others	0%	1%	0%
Revenues by Package Type
BGA & other substrate-based	54%	50%	53%
QFP, TQFP, LQFP	25%	26%	27%
PDIP, PLCC, Sos	9%	9%	11%
Others	12%	15%	9%
Capacity
CapEx (US$ Millions) *	38	50	77
Number of Wirebonders	4,808	4,688	4,179

Testing Services

Amounts in NT$ Millions	3Q/03	2Q/03	3Q/02
Net Revenues Revenues by End Application	3,066	2,752	2,655

Communication	35%	35%	38%
Computer	27%	24%	24%
Automotive and Consumers	35%	38%	34%
Others	3%	3%	4%
Revenues by Testing Type
Final test	78%	82%	83%
Wafer sort	18%	13%	10%
Engineering test	4%	5%	7%
Capacity
CapEx (US$ Millions) *	36	43	53
Number of Testers	1,145	1,107	1,058

* Capital expenditure amounts exclude building construction cost.

6	October 30, 2003

     Advanced Semiconductor Engineering, Inc.
Consolidated Summary Income Statements Data
(In NT$ millions, except per share data)

   (Unaudited)

	For the three months ended			For the nine months ended

	Sep. 30	Jun. 30	Sep. 30	Sep. 30	Sep. 30
	2003	2003	2002	2003	2002
Net revenues:
Packaging	11,420	9,987	9,206	30,428	25,458
Testing	3,066	2,752	2,655	8,353	7,273
Others	39	34	0	101	2

Total net revenues	14,525	12,773	11,861	38,882	32,733

Cost of revenues	11,742	10,803	9,976	32,618	27,960
Gross Profit	2,783	1,970	1,885	6,264	4,773

Operating expenses:
Research and development	601	550	541	1,694	1,457
Selling, general and administrative	1,356	1,261	1,122	3,786	3,292

Total operating expenses	1,957	1,811	1,663	5,480	4,749

Operating income (loss)	826	159	222	784	24

Net non-operating (income) expenses:
Interest expenses (income) - net	299	(153)	386	535	1,162
Foreign currency loss (gain) - net	155	25	(4)	195	261
Loss (income) on long-term investment	42	63	94	200	252
Loss (gain) on disposal of assets	1	415	8	469	56
Others	(8)	(52)	8	(103)	(441)

Total non-operating expenses	489	298	492	1,296	1,290

Income (loss) before tax	337	(139)	(270)	(512)

Income tax expense (benefit)	(235)	(504)	(288)	(747)	(601)

Net income (loss) before minority interest	572	365	18	235	(665)

Minority interest	(11)	5	(297)	(360)	(823)
Net income (loss)	583	360	315	595	158

Per share data:
Earnings per common share
– Basic	NT$0.16	NT$0.10	NT$0.09	NT$0.17	NT$0.05
– Diluted	NT$0.16	NT$0.10	NT$0.09	NT$0.17	NT$0.05

Earnings per pro forma equivalent ADS
– Basic	US$0.024	US$0.015	US$0.014	US$0.025	US$0.007
– Diluted	US$0.024	US$0.015	US$0.014	US$0.025	US$0.007

Number of weighted average shares used in diluted EPS calculation (in thousands)	3,618,107	3,456,420	3,399,746	3,497,192	3,399,746
Forex (NT$ per US$1)	34.27	34.70	33.75	34.54	34.47

7	October 30, 2003

Advanced Semiconductor Engineering, Inc.
Consolidated Summary Balance Sheet Data
(In NT$ millions)

(Unaudited)

	As of Sep. 30, 2003	As of Jun. 30, 2003

Current assets:
Cash and cash equivalents	13,552	11,553
Short-term investments	3,414	3,063
Notes and accounts receivable	10,680	9,027
Inventories	4,296	3,552
Others	2,038	7,229

Total	33,980	34,424

Long-term investments	6,402	6,474
Properties – net	64,824	64,820
Other assets	9,437	9,312

Total assets	114,643	115,030

Current liabilities:
Short-term debts – revolving credit	6,536	4,385
Short-term debts – current portion of long-term	3,839	7,052
debts
Short-term debts – current portion of long-term	0	5,378
bonds payable
Notes and accounts payable	4,752	4,212
Others	9,415	8,424

Total	24,542	29,451

Long-term debts	30,291	30,444
Long-term bonds payable	6,756	0
Other liabilities	514	2,838

Total liabilities	62,103	62,733

Minority interest	9,645	9,686

Shareholders’ equity	42,895	42,611

Total liabilities & shareholders’ equity	114,643	115,030

8	October 30, 2003